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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                    THE EXPLORATION COMPANY OF DELAWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    302133202
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
                                 (310) 556-2721
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    11/29/05
--------------------------------------------------------------------------------
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 302133202
                                  SCHEDULE 13D                PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RICHARD A. KAYNE                       - ###-##-####
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS
          AF PF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                        [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A U.S. CITIZEN
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER
NUMBER OF                   0
SHARES              ------------------------------------------------------------
BENEFICIALLY         8      SHARED VOTING POWER
OWNED BY
EACH REPORTING              0
PERSON WITH         ------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                            0
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

CUSIP NO. 302133202
                                  SCHEDULE 13D                 PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         KAYNE ANDERSON CAPITAL ADVISORS, L.P.            - 95-4486379
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
5        SOURCE OF FUNDS
         AF PF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                        [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         A U.S. CITIZEN
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
NUMBER OF                 0
SHARES            --------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
OWNED BY
EACH REPORTING            0
PERSON WITH       --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                          0
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA PN
--------------------------------------------------------------------------------

CUSIP NO. 302133202
                                   SCHEDULE 13D                PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         KAYNE ANDERSON ENERGY FUND II, L.P.                    - 03-0401472
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
6        SOURCE OF FUNDS
         AF PF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         A U.S. CITIZEN
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
NUMBER OF                0
SHARES           ---------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER
OWNED BY
EACH REPORTING           0
PERSON WITH      ---------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER
                         0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA PN
--------------------------------------------------------------------------------

CUSIP NO. 302133202
                                  SCHEDULE 13D                PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         KAYNE ANDERSON ENERGY FUND II (QP), L.P.         - 35-2184522
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
7        SOURCE OF FUNDS
         AF PF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                          [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         A U.S. CITIZEN
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
NUMBER OF                 0
SHARES            --------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
OWNED BY
EACH REPORTING            0
PERSON WITH       --------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                          0
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA PN
--------------------------------------------------------------------------------

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D

*********************

ITEM 1. SECURITY AND ISSUER

Common Stock, $0.01 par value.

         The Exploration Company of Delaware, Inc.
         500 North Loop 1604 East, Suite 250
         San Antonio, TX 78232

ITEM 2. IDENTITY AND BACKGROUND

The Reporting Persons include Richard A. Kayne, Kayne Anderson Capital Advisors, L.P. and Kayne Anderson Energy Fund II, L.P.

a.    KAYNE ANDERSON CAPITAL ADVISORS, L.P.

      Kayne Anderson Capital Advisors, L.P. ("KACALP"), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as general partner of or investment adviser to various accounts, including Kayne Anderson Energy Fund II, L.P. and Kayne Anderson Energy Fund II
      (QP), L.P., each a Delaware limited partnership (together the "Energy Funds").

      Kayne Anderson Investment Management, Inc. ("KAIM"), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. ("KA Holdings"), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.


b.    RICHARD A. KAYNE

      Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

      Mr. Kayne also serves as President and Director of KA Associates, Inc., a Nevada corporation ("KAA"). KAA is a registered broker/dealer. The principal business address of KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.


c. None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

d. The following additional persons are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is, unless noted otherwise, 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

JOHN E. ANDERSON.     Chairman of Topa Equities, Ltd., a diversified investment
                      company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.

HOWARD M. ZELIKOW.    Vice President and Director of KAIM
                      Director of FAO, Inc.

ROBERT V. SINNOTT.    Vice President of KAIM

DAVID J. SHLADOVSKY.  General Counsel and Secretary of KAIM and KA Holdings

JOHN DALEY.           Chief Financial Officer and Treasurer of KAIM and KA
                      Holdings

RALPH C. WALTER.      Chief Operating Officer of KAIM and KA Holdings.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

None.

ITEM 4. PURPOSE OF TRANSACTION

Each Reporting Person has sold all of its acquired securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a.    none.

b.    None.

c. The following transactions in the Common Stock beneficially owned by the Reporting Persons were effected in the last 60 days:


                                      Common Stock     Stock
  Date                Type             # of shares     Price        Where/how transaction effected
--------              ----            ------------     ------       ------------------------------
11/29/05          Common Stock         1,866,666       $6.06        Registered sale to underwriter

d.    Not applicable

e.    11/29/05


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     December 1, 2005
----------------------------------------------------------------
                           Date

                /S/ Richard A. Kayne
----------------------------------------------------------------
                     Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By: Kayne Anderson Investment Management, Inc.


         By:    /S/ David J. Shladovsky
                ------------------------------------------------
                David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

         /S/ Richard A. Kayne
         ---------------------------------------------------------
         Richard A. Kayne

         /S/ David J. Shladovsky
         ---------------------------------------------------------
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner


         /S/ David J. Shladovsky
         ---------------------------------------------------------
         Kayne Anderson Energy Fund II, L.P., by
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner